KongZhong Corporation Elects Mr. Xiaoxin Chen to the Board of Directors

BEIJING, China, September 16, 2008 - KongZhong Corporation (Nasdaq: KONG), a leading wireless value-added services and wireless media company in China, today announced that the Company’s Board of Directors elected Mr. Xiaoxin Chen to the Board, effective September 16, 2008. Mr. Chen will serve as an independent director and on the Board’s Audit, Compensation and Nomination Committees. He replaces Dr. Hui (Tom) Zhang, who has resigned from the Board for personal reasons, effective September 16, 2008. Mr. Chen will serve the remainder of Dr. Zhang’s term, which ends in 2010.

Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the CFO of Oak Pacific Interactive (OPI), a leading next generation Internet platform provider that offers web 2.0 communities, content creation and distribution, gaming and integrated communication in China. OPI’s Internet operations include one of China’s leading social networking platforms, xiaonei.com. Before joining OPI, Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen received his B.S. degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University and his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Commenting on Mr. Chen’s appointment, KongZhong’s Chairman and Chief Executive Officer, Yunfan Zhou, said, “Xiaoxin’s appointment is a wonderful addition to our Board. We believe his combination of broad industry knowledge and acute business insight will be of great value to the Company. We look forward to working closely with him.”

Commenting on Dr. Zhang’s resignation, Mr. Zhou, said, “On behalf of the Board, I would like to thank Tom for his contributions to the Company’s growth and success. Tom’s innovative business ideas and effective communications skills greatly facilitated the Board’s deliberations.”

About KongZhong:
KongZhong Corporation is a leading wireless value-added services and wireless media company in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless Internet and mobile advertising industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our ability to attract and retain qualified management personnel; the effects of our leadership transition; continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators, which may be affected by the on-going restructuring of the PRC telecommunications industry as announced by the Ministry of Industry and Information Technology in May 2008; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com